Exhibit 3.10

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:33 PM 11/21/2011
FILED 04:21 PM 11/21/2011
SRV 111218181 - 2297054 FILE

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
IFLI ACQUISITION CORP.
(A Delaware Corporation)

Pursuant to Section 242 of the Delaware General Corporations Law, the undersigned, being the Chief Financial Officer of IFLI Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that the following resolutions were adopted by the Corporation’s Board of Directors and its stockholders as hereinafter described:

RESOLVED: Paragraph FIRST of the Amended and Restated Certificate of Incorporation, as amended, of this Corporation is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

The name of the Corporation is SimplePons, Inc.

FURTHER RESOLVED:  The first paragraph of Paragraph FOURTH of the Amended and Restated Certificate of Incorporation, as amended, of this Corporation is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Four Hundred and Five Million (405,000,000) shares of which Four Hundred Million (400,000,000) shares shall be Common Stock, par value $0.01 per share, and Five Million (5,000,000) shares shall be Preferred Stock, par value $0.01 per share.

        FURTHER RESOLVED:  Paragraph FOURTH of the Amended and Restated Certificate of Incorporation, as amended, of this Corporation is hereby amended by adding the following:

On the date of effective date of this Certificate of Amendment, the Corporation will effect a forward stock split (the “Forward Stock Split”) of its outstanding Common Stock pursuant to which every one (1) issued and outstanding share of the Corporation's Common Stock, par value $0.01 (the “Old Common Stock”) shall be reclassified and converted into two (2) validly issued, fully paid and non-assessable shares of Common Stock, par value $0.01 (the “New Common Stock”).  Each certificate representing shares of Old Common Stock shall thereafter represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate were reclassified and converted hereby; provided, further, that no cash will be paid or distributed as a result of the Forward Stock Split and no fractional shares will be issued.  All fractional shares which would otherwise be required to be issued as a result of the Forward Stock Split will be rounded up to the nearest whole share.

FURTHER RESOLVED:  That the record date for the Forward Stock Split shall be December 12, 2011 and the effective time of this Certificate of Amendment shall be on December 16, 2011.

The foregoing resolutions and this Certificate of Amendment were adopted by the Board of Directors of the Corporation pursuant to a written consent of the directors of the Corporation dated November 10, 2011 in accordance with Section 141 of the Delaware General Corporation Law, and by the written consent of holders of a majority of the outstanding shares of the Corporation’s voting stock on November 10, 2011 in accordance with Section 228 of the Delaware General Corporation Law

IN WITNESS WHEREOF, the undersigned, being the Chief Financial Officer of this Corporation, has executed this Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation as of November 21, 2011.

IFLI Acquisition Corp.

By:	/s/ Martin Scott
Martin Scott, Chief Financial Officer